EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

March 31, 2013
Assets
Current assets:
Cash and cash equivalents	$10,516
Receivables, net	354,929
Inventories	146,926
Deferred income taxes	24,896
Prepaid expenses and other current assets	6,227

Total current assets	543,494
Property, plant and equipment, net	519,896
Goodwill	44,057
Identifiable intangible and other assets, net	180,960

Total	$1,288,407

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$256,017

Total current liabilities	256,017
Long-term debt	131,346
Deferred income taxes	84,079
Other long-term liabilities	51,021
Parent’s net investment:
Parent’s net investment	769,858
Accumulated other comprehensive loss	(3,914)

Total parent’s net investment	765,944

Total	$1,288,407

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Three Months Ended March 31, 2013
Net sales	$1,043,074
Cost of sales	821,189

Gross profit	221,885
Operating costs and expenses:
Selling and distribution	154,012
General and administrative	18,337
Amortization of intangibles	551
Facility closing and reorganization costs	2,208
Impairment of long-lived assets	6,394

Total operating costs and expenses	181,502

Operating income	40,383
Other expense:
Interest expense	2,907
Other expense, net	24,805

Total other expense	27,712

Income from continuing operations before income taxes	12,671
Income taxes	5,196

Income from continuing operations	7,475
Loss from discontinued operations, net of tax	(23)
Loss on sale of discontinued operations, net of tax	(2,100)

Net income	5,352
Other comprehensive income, net of tax	527

Comprehensive income	$5,879